October 9, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: American Century ETF Trust
Issuer CIK: 0001710607
Issuer File Number: 333-221045/811-23305
Form Type: 8-A12B
Filing Date: October 9, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of American Century Mid Cap Growth Insights ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications